

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2013

Via E-mail
Randy Butler
Chief Financial Officer
Fortune Industries, Inc.
6402 Corporate Dr.
Indianapolis, IN 46278

> **Re: Fortune Industries, Inc.**
> **Amendment No. 2 to Schedule 13E-3/A**
> **File No. 005-50301**
> **Filed March 8, 2013**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **File No. 001-32543**
> **Filed March 8, 2013**

Dear Mr. Butler:

We have reviewed your amended filings and have the following comments.

<u>General</u>

1.   Please direct us to where your form of proxy appears, or file a form of proxy with your next amendment.

2.   We note you identify the Trust as a filing person. However, that entity is not part of the definition of the Acquiror Filing Persons. Please advise and revise accordingly. While we note the arguments that you make in response to comment 7, the trust is the largest affiliate interest engaged in the Rule 13e-3 transaction, and must make the disclosures required by Item 1014 of Regulation M-A.

3.   Please provide your analysis as to whether Old National Bank, which may enforce its security interest in the Fortune Interests under Mr. Fortune's Estate's Loan, is an affiliate engaged in the Rule 13e-3 transaction.

4.   We note your response to comment 8. Please clarify in your disclosure why the Fortune Interests will receive $7 million in cash and a $6.3 million promissory note, as disclosed on the bottom of page 18. Your response and annex D-2 indicate that the Fortune Interests will receive $6 million in cash and a $7.3 million promissory note. Further, please incorporate your response to comment 8 into your disclosure.

5.   Please move the Special Factors section so that it precedes the Risk Factors.

6.   In your disclosure, please address the relevance of the fact that the determinations of the board of directors and the Acquiring Filing Persons appear to now be over one year old. Disclose whether any of the filing persons intend to update their analyses.

Securities Ownership of Fortune Industries, Inc., page 21

7.   Please disclose who has beneficial ownership of the securities held by the Trust.

Background, page 22

8.   Please disclose the fees paid to each of Rodefer Moss and Double Eagle.

Position of the Aquiror Filing Persons as to the Fairness of the Merger, page 31

9.   We note your response to comment 13. The last paragraph on page 31 states "In making their determination that the Merger is substantively fair to the Unaffiliated Shareholders, the Rollover Shareholders considered the following material positive factors, among others." However, this determination should be made by the Acquiror Filing Persons. Please revise.

Fairness Opinion of Kraft Analytics, LLC, page 34

10.   We note your response to comment 21 and disclosure in the second paragraph on page 35. Please revise to state whether any material changes have occurred in the projections or assumptions upon which Kraft based its opinion or are anticipated to occur before your security holder meeting.

Future Cash Flow Analysis, page 38

11.   We note your response to comment 17 and reissue it again. It is not clear whether the projections filed as an exhibit to the Schedule 13E-3 are the projections used for purposes of this analysis. We note for example that projections under three scenarios appear to have been provided to Kraft (i.e. a base, upside and downside case). Please revise your disclosure to include all of the detailed projections provided by management and used by Kraft to calculate future cash flow analysis under each scenario. Please include the information necessary to understand management's conclusory estimation that there is a 50% chance of achieving the base case, and a 25% chance of achieving either an upside or downside case.

Financing Obtained by Parent in Connection with the Merger, page 43

12.   We note your response to comment 24 and revised disclosure. Please revise to disclose how the $7 million in borrowings from the senior lending will be disbursed. Further,

disclose how the bank will release the lien on the Fortune Interests when the principle due is $8.9 million and you state the bank will receive $6 million in cash.

13.   As requested in comment 24, please also file as exhibits to your Schedule 13E-3 all agreements entered into in connection with the Fortune Interests financing that relate to securities of the company. See Items 1005(e) and 1016(d) of Regulation M-A.

Please contact Ajay Koduri, Attorney-Advisor, at 202-551-3310, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or the undersigned at 202-551-3503 with any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Jeff Bailey, Esq.
Bose, McKinney and Evans LLP